EXHIBIT 21.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation

FDO Acquisition Corp.	Delaware

Floor and Decor Outlets of America, Inc.	Delaware

FD Sales Company LLC	Delaware

Floor and Decor Business Information Consultancy (Shanghai) Co., Ltd.	Shanghai

Spartan Surfaces, LLC	Delaware

Salesmaster Associates, LLC	Delaware

Great Northern Associates, LLC	Delaware